December 9, 2015

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561

Re:	SEI Investments Company
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 23, 2015
File No. 000-10200

Dear Mr. Rodriguez:

Pursuant to this letter, we confirm to the U.S. Securities and Exchange Commission (the “Commission”) that SEI Investments Company will respond to the comment contained in the Commission’s letter of November 30, 2015, on or prior to January 15, 2016.

Please call me at (610) 676-1620 with any questions or concerns regarding this matter.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company